Exhibit 21.1

List of subsidiaries of Seanergy Maritime Holdings Corp., of the Marshall Islands

Company	Country of incorporation	Vessel name
Seanergy Management Corp.	Marshall Islands	N/A
Sea Glorius Shipping Co.	Marshall Islands	Gloriuship
Sea Genius Shipping Co.	Marshall Islands	Geniuship
Leader Shipping Co.	Marshall Islands	Leadership
Premier Marine Co.	Marshall Islands	Premiership
Gladiator Shipping Co.	Marshall Islands	Gladiatorship
Guardian Shipping Co.	Marshall Islands	Guardianship
Champion Ocean Navigation Co.	Liberia	Championship
Squire Ocean Navigation Co.	Liberia	Squireship